Exhibit 3.1

HERSHA HOSPITALITY TRUST

ARTICLES OF AMENDMENT TO DECLARATION OF TRUST

Hersha Hospitality Trust, a Maryland real estate investment trust (the "Trust"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to the authority expressly vested in the Board of Trustees of the Trust by Article VI of its Amended and Restated Declaration of Trust (the "Declaration of Trust"), the Board of Trustees of the Trust has, by unanimous written consent, duly reclassified 49,000,000 of its previously classified but unissued Class B Common Shares of Beneficial Interest into 30,000,000 Priority Class A Common Shares of Beneficial Interest, par value $0.01 per share and 19,000,000 preferred shares of beneficial interest, par value $0.01 per share. In furtherance thereof, Section 1 of Article VI of the Declaration of Trust is hereby amended and replaced in its entirety by the following:

Section 1. Authorized Shares. The beneficial interest of the Trust shall be divided into shares of beneficial interest (the “Shares”). The Trust has authority to issue: (i) eighty-one million (81,000,000) common shares of beneficial interest, $0.01 par value per share (“Common Shares”), of which eighty-million (80,000,000) will be Priority Class A Common Shares (the “Priority Common Shares”) and one million (1,000,000) will be Class B Common Shares (the “Class B Common Shares”); and (ii) twenty-nine million (29,000,000) preferred shares of beneficial interest, $0.01 par value per share (“Preferred Shares”). If Shares of one class are classified or reclassified into Shares of another class pursuant to this Article VI, the number of authorized Shares of the former class shall be automatically decreased and the number of Shares of the latter class shall be automatically increased, in each case by the number of Shares so classified or reclassified, so that the aggregate number of Shares of all classes that the Trust has the authority to issue shall not be more than the total number of Shares set forth in the second sentence of this paragraph. The Board of Trustees, without any action by the shareholders of the Trust, may amend the Declaration of Trust to increase or decrease the aggregate number of Shares or the number of Shares of any class or series that the Trust has authority to issue.

SECOND: The Shares have been reclassified by the Board of Trustees under the authority contained in the Declaration of trust.

THIRD: These Articles of Amendment to the Declaration of Trust ("Amendment") have been duly adopted by the Board of Trustees of the Trust in the manner and by the vote required by law.

FOURTH: The undersigned Chief Executive Officer of the Trust acknowledges this Amendment to be the act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer of the Trust acknowledges that, to the best of his knowledge, information and belief, these matters are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Trust has caused these Articles of Amendment to be signed in its name and on its behalf by its Chief Executive Officer, and attested to by its Secretary, on this 23rd day of May, 2007.

ATTEST:		HERSHA HOSPITALITY TRUST

By:		By:
	Name: David L. Desfor		Name: Jay H. Shah
	Title: Secretary		Title: Chief Executive Officer